082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date December 11, 2007
Contact Li Sulejmanagic

07028708

Unaxis Holding
~~**OC Oerlikon Corporation AG, Pfäffikon**~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

PROCESSED
DEC 28 2007
THOMSON
FINANCIAL

Corporate Communications

Enclosure

- **Disclosure of shareholding of Deutsche Bank pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

12/19

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, December 11, 2007 – Due to the amendment of the SESTO-SFBC that came into force on December 1, 2007 and a change in the composition of the group that occurred on December 3, 2007, the Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zurich disclosed the following shareholding in OC Oerlikon Corporation AG, Pfäffikon:

Purchase positions:

Total percentage of voting rights: 27.796 %

- □ 2 215 310 registered shares (15.664 %)
- □ 10 782 250 share purchase rights which provide for or allow actual delivery (10.557 %) *)
- □ 2 892 147 written share sale rights which provide for or allow actual delivery (1.575 %) *)

Sale positions:

Percentage of voting rights from underlying shares: 37.813 %

- □ 388 958 share sale rights (6.502 %) *)
- □ 1 131 206 793 written share purchase rights (31.311 %) *)

---

*) Based on a recommendation by SWX Swiss Exchange of December 11, 2007, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

According to information from the Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich branch, Uraniastrasse 9, 8001 Zurich, the group, that has a holding in OC Oerlikon Corporation AG, Pfäffikon, comprises as follows:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main, Germany
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody
  Jersey, St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxemburg

Nature of agreement: Group of Companies

Person to contact and responsible for representing all members of the group:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

RECEIVED

2007 DEC 18 A 10: 14

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date December 11, 2007
Contact Li Sulejmanagic

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

Enclosure

- **Disclosure of shareholding of Victory pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, December 11, 2007 – Due to the amendment of the SESTO-SFBC that came into force on December 1, 2007 and transactions that occurred on December 3, 2007, Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, disclosed the following shareholding in OC Oerlikon Corporation AG, Pfäffikon on December 7, 2007:

Purchase positions:

Percentage of voting rights: 57.28%

- 3 898 644 registered shares (27.57 %)
- 615 244 340 call options which provide for or allow actual delivery (28.00 %) *)
- 24 150 written put options which provide for or allow actual delivery (1.71 %) *)

Sale positions:

Percentage of voting rights from underlying shares: 4.50 %

- 83 680 written call options (4.50 %) *)

The shareholders in Victory Industriebeteiligung AG are made up as follows:

- RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

The shareholder's contact person for the present notification is:
RA lic.iur. Matthias Kuster, Postfach, 8022 Zurich, Switzerland
Tel 044 211 10 12, Fax 044 211 10 13

---

*) Based on a recommendation by SWX Swiss Exchange of December 11, 2007, for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 section 1 and 1bis in connection with article 17 section 1 lit. a and section 1bis SESTO-FBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

For further information please contact:

Burkhard Böndel Corporate Communications Tel. +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Tel. +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company ranks either first or second in the respective global markets.

END